UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

KYPHON INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

501577 10 0 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    501577 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Warburg, Pincus Ventures, L.P. (“WPV”) 13-3784037

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    Sole Voting Power

14,149,815 shares, except that Warburg Pincus & Co. (“WPC”), the sole general partner of Warburg, Pincus Ventures, L.P. (“WPV”) may be deemed to have sole voting power with respect to such shares and Warburg Pincus LLC (“WPLLC”), the company managing WPV may be deemed to share voting power with respect to such shares.

  6.    Shared Voting Power

See response to Row 5

  7.    Sole Dispositive Power

14,149,815 shares, except that Warburg Pincus & Co. (“WPC”), the sole general partner of Warburg, Pincus Ventures, L.P. (“WPV”) may be deemed to have sole voting power with respect to such shares and Warburg Pincus LLC (“WPLLC”), the company managing WPV may be deemed to share voting power with respect to such shares.

  8.    Shared Dispositive Power

See response to Row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,149,815

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 37.82%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.    501577 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Warburg, Pincus & Co. (“WPC”) 13-6358475

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    Sole Voting Power

14,149,815 shares, all of which are directly owned by WPV. WPC is the sole general partner of WPV and WPLLC is the company managing WPV. WPC may be deemed to have sole voting power with respect to such shares and WPV and WPLLC may be deemed to have shared voting power with respect to such shares.

  6.    Shared Voting Power

See response to Row 5

  7.    Sole Dispositive Power

14,149,815 shares, all of which are directly owned by WPV. WPC is the sole general partner of WPV and WPLLC is the company managing WPV. WPC may be deemed to have sole voting power with respect to such shares and WPV and WPLLC may be deemed to have shared voting power with respect to such shares.

  8.    Shared Dispositive Power

See response to Row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,149,815

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 37.82%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.    501577 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Warburg, Pincus LLC (“WPLLC”) 13-3536050

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    Sole Voting Power

14,149,815 shares, except that WPC, the sole general partner of WPV may be deemed to have sole voting power with respect to such shares and WPLLC and WPV may be deemed to shares voting power with respect to such shares.

  6.    Shared Voting Power

See response to Row 5

  7.    Sole Dispositive Power

14,149,815 shares, except that WPC, the sole general partner of WPV may be deemed to have sole voting power with respect to such shares and WPLLC and WPV may be deemed to shares voting power with respect to such shares.

  8.    Shared Dispositive Power

See response to Row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,149,815

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 37.82%

12.	Type of Reporting Person (See Instructions) OO

Item 1.

(a)	Name of Issuer

Kyphon Inc.

(b)	Address of Issuer’s Principal Executive Offices

1350 Bordeaux Drive

Sunnyvale, California 94089

Item 2.

(a)	Name of Person Filing

Warburg, Pincus Ventures, L.P.

Warburg Pincus & Co.

Warburg Pincus LLC

(b)	Address of Principal Business Office or, if none, Residence

Each of the persons filing has a principal place of business address at

466 Lexington Avenue, New York, NY 10017

(c)	Citizenship

Warburg, Pincus Ventures, L.P. is a Delaware limited partnership.

Warburg Pincus & Co. is a New York general partnership.

Warburg Pincus LLC is a New York limited liability company.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

501577 10 0

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a	)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b	)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c	)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d	)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e	)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f	)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g	)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h	)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i	)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j	)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owed: 14,149,815
(b)	Percent of class: 37.82*
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote See Row 5 for each person filing
(ii)	Shared power to vote or to direct the vote See Row 6 for each person filing
(iii)	Sole power to dispose or to direct the disposition of See Row 7 for each person filing
(iv)	Shared power to dispose or to direct the disposition of See Row 8 for each person filing

Instruction.    For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

*	Based on 37,409,157 total shares outstanding as of February 5, 2003.

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Instruction:    Dissolution of a group requires a response to this item.

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.    Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.    Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10.    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 7, 2003

Warburg, Pincus Ventures, L.P. By: Warburg, Pincus & Co. Its General Partner	/s/ SCOTT A. ARENARE Scott A. Arenare Partner

Warburg, Pincus LLC	/s/ SCOTT A. ARENARE
Scott A. Arenare
Managing Director and Member

Warburg, Pincus & Co.	/s/ SCOTT A. ARENARE
Partner

Exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Kyphon Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated:    February 7, 2003

Warburg, Pincus Ventures, L.P. By: Warburg, Pincus & Co. Its General Partner	/s/ SCOTT A. ARENARE Scott A. Arenare Partner

Warburg, Pincus LLC	/s/ SCOTT A. ARENARE
Scott A. Arenare
Managing Director and Member

Warburg, Pincus & Co.	/s/ SCOTT A. ARENARE
Partner